SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (this “Agreement”) is entered into as of the 10th day of August, 2012 (the “Effective Date”), by and among Red Oak Partners, LLC, a New York limited liability company, and the persons and entities affiliated with it and identified on the signature pages hereof (collectively, “Red Oak”), and Multiband Corporation, a Minnesota corporation (the “Company”).

WHEREAS, on the date hereof, Red Oak is the beneficial owner of approximately 6.7% of the outstanding shares of common stock of the Company, no par value (the “Common Stock”);

WHEREAS, Red Oak has sent correspondence to the Company related to Red Oak’s intention to place a director identified by Red Oak (the “Designee Director”) on the Company’s Board of Directors (the “Board”) and regarding making certain changes to the Company’s corporate governance and compensation policies;

WHEREAS, David Sandberg is the managing member of Red Oak Partners, LLC, the general partner of Red Oak Partners LP and the co-manager of Pinnacle Fund LLP and, therefore, the beneficial owner of the shares of Common Stock owned and controlled by the foregoing entities; and

WHEREAS, the Company has determined that the interests of the Company and its shareholders would be best served by adding a Director Designee to the Board and considering certain other changes to the corporate governance and compensation policies of the Company, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereby agree as follows:

1.           Definitions.  For purposes of this Agreement:

(a)           The terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly-held concern and is otherwise an Affiliate or Associate by reason of the fact that an Affiliate or Associate of Red Oak serves as a member of the board of directors or similar governing body of such concern, or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2; the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(b)           “Business Day” means any day on which banks are open for business in the State of New York.

(c)           “Fair Market Value” of the Common Stock on any day shall mean the closing price of the Common Stock as quoted on the NASDAQ Stock Market on the previous Trading Day.

(d)           “Proxy Statement” shall mean the proxy statement on Schedule 14A filed by the Company with the SEC on August 7, 2012.

(e)           “Red Oak Event” means the earliest to occur of: (i) the first date on which Red Oak engages in any of the activities prohibited by Section 5 if such violation is material and not wholly cured within three (3) Business Days following written notice thereof by the Company; (ii) the first date on which Red Oak sells, transfers or otherwise disposes of shares of Common Stock such that Red Oak’s beneficial ownership of Common Stock is reduced below 1.0% of the outstanding Common Stock; (iii) the date on which there is no Designee Director in office as a member of the Board, if Red Oak has not named a successor in accordance with Section 4 hereof; or (iv) the end of the Standstill Period.

(f)           “Standstill Period” means the period from the date of this Agreement until the earlier of:

(i)           Five (5) Business Days prior to the last day on which shareholders of the Company may properly notify the Company of their intent to nominate directors for or offer proposal for consideration at the Company’s 2013 annual meeting of shareholders (the “2013 Annual Meeting”); or

(ii)           such date, if any, as the Company has materially breached any of its commitments or obligations set forth in Section of this Agreement (the “Principal Obligations”) and such material breach has not been wholly cured within three (3) Business Days thereof;  provided, that a breach of timely payment in full under Section 2(e) is not subject to any cure period.

(g)           “Trading Day” means any day on which the NASDAQ Stock Market is open for trading.

2.           Election of the Designee Director; Governance and Compensation; Related Matters.

(a)           Red Oak and the Company hereby acknowledge that the Company has previously accepted Stephen Kezirian (“Kezirian”) as the Director Designee to be a nominee to the Board for a one-year term expiring at the 2013 Annual Meeting, to be voted on by the Company’s shareholders at the annual meeting of shareholders to be held on September 27, 2012 (the “2012 Annual Meeting”); provided, however, that such acceptance is conditioned on the Company finding not later than August 15, 2012 an adverse finding in Kezirian’s background check, resumé or otherwise.  Subject to the foregoing condition, the Company will recommend to the shareholders the election of Kezirian in the Company’s proxy statement for the 2012 Annual Meeting.  If the Company timely determines that an adverse finding regarding Kezirian precludes his nomination as the Director Designee, then the Company and Red Oak shall agree upon a replacement Director Designee for inclusion and recommendation to the shareholders in the Company’s proxy statement for the 2012 Annual Meeting.

(b)           The Company shall hold the 2013 Annual Meeting on or before August 17, 2013.

(c)           At the earlier of its next scheduled meeting or at a special meeting within 30 days of the Effective Date, the Company’s Compensation Committee shall in good faith consider the following matters for recommendation to the Board and its consideration in good faith at the earlier of its next scheduled meeting thereafter or at a special meeting of the Board held within 30 days of the Effective Date:

(i)           for the period from the date of this Agreement through the date of the 2013 Annual Meeting, not to grant any options to purchase Common Stock (“Options”) or value any restricted stock unit at a price per share less than the greater of (i) the Fair Market Value of the Common Stock and (ii) Three Dollars ($3.00); provided, however, that any and all Options or restricted stock units granted prior to the Effective Date, and all obligations related to existing employment agreements, shall not be subject to this Section 2(c);

(ii)          for the period from the date of this Agreement through the date of the 2013 Annual Meeting, not to grant in the aggregate Options, restricted stock units or restricted stock to employees, consultants or directors of the Company relating to a number of shares of Common Stock in excess of two and one-half percent (2.5%) of the outstanding shares of Common Stock as of the Effective Date; provided that, for purposes of the limit imposed under this Section 2(c)(ii), each grant by the Company of a restricted stock unit or restricted shares for one share of Common Stock shall be equivalent to a grant of Options to purchase one and one-half (1.5) shares of Common Stock; and

(iii)         reducing compensation levels for all directors currently serving on the Board, and for any and all directors hereinafter elected to the Board, by thirty percent (30%) until such time as the price per share of Common Stock as listed on the NASDAQ Stock Market exceeds Three and 50/100 Dollars ($3.50) for thirty (30) consecutive Trading Days.

(d)           At the earlier of its next scheduled meeting or at a special meeting held within 30 days after the Effective Date, the Company’s Nominating and Governance Committee shall consider in good faith the following matters for recommendation to the Board and its consideration in good faith at the earlier of its next scheduled meeting thereafter or at a special meeting of the Board held within 30 days of the Effective Date:

(i)           replacing the Company’s requirement that each of its non-management directors must, after the fourth anniversary of such non-management director’s election to the Board, own an amount of Common Stock equal to or greater than three (3) times the amount of such non-management director’s annual retainer fee with a requirement that each non-management director, after serving on the Board for more than four (4) years, must own an amount of Common Stock equal to or greater in Fair Market Value as of the Testing Date (defined below) than three (3) times the amount of such non-management director’s total compensation (the “3X Requirement”);

(ii)          requiring that each non-management director of the Company must meet the 3X Requirement not later than ninety (90) days prior to the anniversary date of the prior year’s annual meeting (the “Testing Date”) in order to be considered for re-election to the Board in the current year; and

(iii)         imposing a requirement on each non-management director who has served on the Board for more than ten (10) years (“10-year Directors”) to own an amount of Common Stock equal to or greater than the lesser of (A) sixty percent (60%) of the actual compensation received by such 10-year Director since initially elected to the Board, or (B) five percent (5%) of the total issued and outstanding shares of Common Stock as of the Testing Date; provided that, a 10-year Director must meet the applicable Common Stock ownership standard not later than the Testing Date in order to be considered for re-election to the Board in the current year.

(e)           Not later than August 14, 2012, the Company shall have wired $20,500 to Red Oak as reimbursement of certain of its out-of-pocket expenses associated with the matters leading to this Agreement.

3.           Voting Agreement.  So long as the Company has complied and is complying with the Principal Obligations, Red Oak shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned but not of record, by it or its Affiliates, as of the record date for the 2012 Annual Meeting, to be present for quorum purposes and to be voted, and shall cause all shares of Common Stock held by his Associates and Affiliates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the 2012 Annual Meeting.

4.           Replacement Successor Director.  If a Red Oak Event has not occurred, and if at any time prior to the termination of the Standstill Period, the Director Designee is unable or unwilling to serve (or continue to serve) as a director of the Company for any reason, then Red Oak and the Company shall agree as soon as practicable on a replacement for such Designee Director (with David Sandberg being agreed as an appropriate replacement), and for all purposes the provisions of this Agreement with respect to such Designee Director’s rights and obligations as a director shall apply to such replacement director.

5.           Standstill Agreement.

(a)           During the Standstill Period, for so long as the Company remains in material compliance with its Principal Obligations, Red Oak shall not, and will cause its Affiliates and Associates not to:

(i)           solicit proxies or written consents of shareholders, or any other person with the right to vote or power to give or withhold consent in respect of the Common Stock, or conduct, encourage, participate or engage in any other type of referendum (binding or non-binding) with respect to, or from the holders of Common Stock or any other person with the right to vote or power to give or withhold consent in respect of the Common Stock, other than as approved by a majority of the Board; provided, that this restriction shall not apply as to a proposal with respect to the approval of (i) an increase in the size of the Company’s stock option pool, (ii) the grant or other issuance of any equity securities, (iii) a change of control transaction or (iv) an acquisition;

(ii)            make, or in any way participate or engage in any “solicitation” of any proxy, consent or other authority to vote any Common Stock, with respect to any matter;

(iii)           seek to place a representative on the Board (other than as provided herein with respect to the Designee Director) or seek the removal of any director from the Board;

(iv)           become a participant in any contested solicitation against the Company, including without limitation relating to the removal or the election of directors proposed by the Company;

(v)            initiate, propose or otherwise solicit shareholders for the approval of any shareholder proposal with respect to the Company (other than a proposal that the Board has recommended that the Company’s shareholders vote to approve);

(vi)           without the prior written consent of the Company, form, join or in any way participate in a partnership, limited partnership, syndicate or other group, including without limitation a group as defined under Section 13(d) of the Exchange Act, with respect to the Common Stock, or otherwise support or participate in any effort by a third party with respect to the matters set forth in paragraphs (i) – (v) of this Section 5(a), or deposit any Common Stock in a voting trust or subject any Common Stock to any voting agreement (other than as contemplated herein);

(vii)           either directly or indirectly for itself or its Affiliates, or in conjunction with any other person or entity in which it proposes to be either a principal, partner or financing source, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way knowingly support, assist or facilitate any other person to effect or seek, offer or propose to effect, or cause or participate in, (A) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries or Affiliates; (B) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or Affiliates; or (C) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or Affiliates; provided, however that nothing herein shall limit the rights or activities of the Designee Director acting in his capacity as a director of the Company; provided, further however, the restrictions contained in this subsection (vii) shall not be applicable to any such transaction or process approved by a majority of the Board of Directors;

(viii)         enter into any arrangements, understanding or agreements relating to the Company (whether written or oral) with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing, or make any investment in or enter into any arrangement relating to the Company with, any other person that Red Oak knows or has reason to know engages, or offers or proposes to engage, in any of the activities or transactions referenced in the foregoing paragraphs of this Section 5(a); or

(ix)           take or intentionally cause or actively induce others to take any action directly inconsistent with any of the foregoing.

(b)           Termination of Standstill.  Notwithstanding Section 5(a) above, if the Company fails to materially comply with the Principal Obligations, and such failure continues uncured for five Business Days after written notice of such failure is delivered by Red Oak to the Company, then the Standstill Period shall immediately cease as of the expiration of such five Business Day period;  provided, that the Standstill Period will immediately cease if the Company fails timely to make payment as provided by Section 2(e) or if Kezirian is not accepted as the Director Designee by August 15, 2012.

6.           Non-Disparagement.  During the period beginning on the Effective Date hereof and ending on the date that the Standstill Period terminates hereunder, neither the Company, the members of the Company’s Board, nor Red Oak, nor any of their respective Affiliates will, directly or indirectly, make or issue or cause to be made or issued any disclosure, announcement or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) concerning the other party or any of its Affiliates, which disparages such party or any of its Affiliates, including as individuals (provided that each party, after consultation with counsel, may make any disclosure that it determines in good faith is required to be made under applicable law).

7.           Fiduciary Obligations.  The provisions of Section 5 and 6 are not intended to impede, obstruct or otherwise interfere with any individual’s fiduciary obligations with respect to the shareholders of the Company in that individual’s capacity as an officer or director of the Company.  Hence, notwithstanding anything contained in this Agreement to the contrary, a party hereto shall not be deemed to be in breach of its obligations hereunder as a result of any action or inaction taken by an individual which was taken based upon advice of legal counsel to fulfill such fiduciary obligations.

8.           Specific Performance.  Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Minnesota, in addition to any other remedy to which they may be entitled at law or in equity.  Any requirements for the securing or posting of any bond with such remedy are hereby waived.

9.           Expiration of Agreement.  This Agreement shall automatically expire and terminate immediately upon expiration of the Standstill Period.

10.         Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each party hereto intends that such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

11.         Jurisdiction.  Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Minnesota (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 16 of this Agreement will be effective service of process for any such action, suit or proceeding brought against any party in any such court.  Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Minnesota, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

12.         Applicable Law.  This Agreement, the rights of the parties and all actions arising in whole or in part under or in connection herewith, shall be governed by and construed in all respects, including validity, interpretation and effect, in accordance with the laws of Minnesota, applicable to contracts executed and to be performed wholly within such state without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the state courts in Minnesota in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the state or federal courts in Minnesota, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such parties’ principal place of business or as otherwise provided by applicable law.

13.         Counterparts; Facsimile or Electronic Signatures.  This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.  Facsimile or electronic (i.e., “.pdf”) signatures shall be as effective as original signatures.

14.         Entire Agreement; Amendment and Waiver; Successors and Assigns.  This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein.  This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

15.         Construction.  Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

16.         Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section:

if to the Company:

Steven M. Bell, Corporate Secretary
5605 Green Circle Drive
Minnetonka, Minnesota 55343

with a copy to:

Philip T. Colton
Winthrop & Weinstine, P.A.
225 S. Sixth Street, Suite 3500
Minneapolis, MN 55402

if to Red Oak:

David Sandberg
304 Park Avenue South, 11th Floor
New York, New York 10010

with a copy to:

Jeffrey C. Robbins
Messerli & Kramer P.A.
100 South Fifth Street, Suite 1400
Minneapolis, Minnesota  55402

17.           No Third-Party Beneficiaries.  Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

COMPANY:

MULTIBAND CORPORATION

By:	/s/ James Mandel
Name:	James Mandel
Title:	CEO

THE RED OAK FUND, LP

By:	Red Oak Partners, LLC, its general partner

By:	/s/ David Sandberg
David Sandberg
Its: Managing Member

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
David Sandberg
Its: Managing Member

PINNACLE PARTNERS, LLP

By:	Red Oak Partners, LLC, its general partner

By:	/s/ David Sandberg
David Sandberg
Its: Managing Member

PINNACLE FUND, LLLP

By:	Red Oak Partners, LLC, its general partner

By:	/s/ David Sandberg
David Sandberg
Its: Managing Member

DAVID SANDBERG

By:	/s/ David Sandberg
Name: David Sandberg